Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genworth Financial, Inc.

Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We consent to incorporation by reference in the registration statement No. 333-127474 on Form S-8 of Genworth Financial, Inc. of our report dated June 14, 2006, with respect to the statement of assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan as of December 31, 2005, the related statement of changes in assets available for plan benefits for the period from September 27, 2005 (inception) to December 31, 2005, and the supplemental schedule of assets (held at end of year) as of December 31, 2005, which report is included in this December 31, 2005 annual report on Form 11-K of the Genworth Financial, Inc. Retirement and Savings Plan.

/s/ KPMG LLP

Richmond, Virginia

June 27, 2006